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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                           ---------------------------

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                         Commission file number: 0-23198

                              INTERIM SERVICES INC.
                              401 (k) Benefit Plan

             2050 SPECTRUM BOULEVARD, FORT LAUDERDALE, FLORIDA 33309
               (Address of principal executive offices) (Zip code)

                                 (954) 938-7600
              (Registrant's telephone number, including area code)

(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements of the Interim Services Inc. 401(k) Benefit Plan as required by Form 11-K, together with the report thereon of Deloitte & Touche LLP independent certified public accountants, dated June 11, 1999.

-------------------------------------------------------------------------------

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INTERIM SERVICES INC.
401(k) BENEFIT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1998 AND 1997, AND THE RELATED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS THEN ENDED, ADDITIONAL INFORMATION REQUIRED FOR FORM 5500 FOR THE YEAR ENDED DECEMBER 31, 1998 AND INDEPENDENT AUDITORS' REPORT

INTERIM SERVICES INC.
401(k) BENEFIT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           PAGE
INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 and 1997
   AND FOR THE YEARS THEN ENDED:

Statements of Net Assets Available for Benefits                              2

Statements of Changes in Net Assets Available for Benefits                   3

Notes to Financial Statements                                              4 - 8

ADDITIONAL INFORMATION REQUIRED FOR FORM 5500
   FOR THE YEAR ENDED DECEMBER 31, 1998:

Item 27a - Supplemental Schedule of Assets Held for Investment Purposes      9

Item 27d - Schedule of Reportable Transactions                               10


Note: Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Administrative Committee
   Interim Services Inc.
   401(k) Benefit Plan
Fort Lauderdale, Florida:

We have audited the accompanying statements of net assets available for benefits of Interim Services Inc. 401(k) Benefit Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1998 and (2) reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
Fort Lauderdale, Florida

June 11, 1999

INTERIM SERVICES INC.
401(k) BENEFIT PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------------
ASSETS                                                             1998       1997
INVESTMENTS, FAIR VALUE:
 SHARES OF REGISTERED INVESTMENT COMPANIES:
  Franklin Growth Fund (408,466 shares)                                    $11,065,339
  MFS Research Fund A (133,731 shares)                                       2,847,137
  Masterworks LifePath 2040 (37,114 shares)                                    642,450
  Masterworks LifePath 2030 (32,780 shares)                                    532,014
  Masterworks LifePath 2020 (351,442 shares)                                 5,208,364
  Masterworks LifePath 2010 (27,733 shares)                                    368,851
  Strong Government Securities Fund (150,612 shares)                         1,619,077
  Warburg Pincus International Equity Fund (59,116 shares)                   1,005,559
  Invesco Stable Value Fund (5,101,715 shares)                               5,101,715
  Interim Unitized Fund (131,032 shares)                                     1,823,962
  T. Rowe Price Stable Value Fund (5,221,392 shares)            $5,221,392
  T. Rowe Price International  Stock Fund (103,602 shares)       1,552,991
  T. Rowe Price Spectrum Income Fund (176,120 shares)            2,025,377
  T. Rowe Price Dividend Growth Fund (590,206 shares)           12,990,442
  T. Rowe Price Personal Strategy Income Fund (78,146 shares)    1,036,991
  T. Rowe Price Personal Strategy Balanced Fund (363,106 shares) 5,773,383
  T. Rowe Price Personal Strategy Growth Fund (160,386 shares)   2,935,070
  T. Rowe Price Mid-Cap Growth Fund (157,956 shares)             5,383,136
  T. Rowe Price Small-Cap Stock Fund (4,542 shares)                 94,430
  T. Rowe Price Equity Index Trust (17,132 shares)                 545,824
                                                               ----------- -----------
      Total registered investment company stocks                37,559,036  30,214,468

STOCK FUND:
  Interim Services Inc. common stock (114,749 shares)            2,682,256

PARTICIPANT LOANS RECEIVABLE                                       959,014     504,113

      Total investments                                         41,200,306  30,718,581
                                                               ----------- -----------

CONTRIBUTIONS RECEIVABLE:
  Employer                                                         972,452
  Participant                                                      211,773
                                                               -----------
      Total contributions receivable                             1,184,225
UNINVESTED CASH                                                      2,068
                                                               ----------- -----------
NET ASSETS AVAILABLE FOR BENEFITS                              $42,386,599 $30,718,581
                                                               ----------- -----------
                                                               ----------- -----------

See accompanying notes to financial statements.

INTERIM SERVICES INC.
401(k) BENEFIT PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------
                                                        1998              1997
ADDITIONS:
  Net appreciation in fair value of investments      $2,680,971        $4,438,058
  Dividend income                                     1,462,924           642,381
  Interest income                                        72,470           111,435
  Employee contributions                              9,767,579         7,781,467
  Employer contributions                              2,502,488           846,622
  Employee rollovers                                    102,716         8,759,964
                                                     ----------        ----------
      Total additions                                16,589,148        22,579,927
                                                     ----------        ----------
DEDUCTIONS:
  Savings plan distributions                         (4,821,858)       (3,683,491)
  Asset management fee                                  (99,272)          (56,680)
                                                     ----------        ----------
      Total deductions                               (4,921,130)       (3,740,171)
                                                     ----------        ----------
NET INCREASE                                         11,668,018        18,839,756

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                  30,718,581        11,878,825
                                                     ----------        ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                       $42,386,599       $30,718,581
                                                     ----------        ----------
                                                     ----------        ----------

See accompanying notes to financial statements.

INTERIM SERVICES INC.
401(k) BENEFIT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
------------------------------------------------------------------------------

1.    SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Interim Services Inc. 401(k) Benefit Plan (the "Plan") have been prepared on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

      INVESTMENTS - Investments are stated at fair value, determined using quoted market prices. Net appreciation or depreciation in fair value of investments is determined by using the beginning of the year values or purchase price if acquired during the year. Participant loans receivable bear a prime interest rate and are collectible over a period not to exceed five years.

      FORFEITED ACCOUNTS - For the years ended December 31, 1998 and 1997, forfeitures on nonvested accounts totaled $183,641 and $216,301, respectively. Effective April 1, 1997, forfeitures are retained in the Plan to be used to offset future employer contributions.

      DISCLOSURE REGARDING FINANCIAL INSTRUMENTS - Investments are stated at fair value, determined using quoted market prices. The carrying amount of participant loans approximate fair value because the interest rates on these instruments change with market interest rates.

      NEW ACCOUNTING PRONOUNCEMENTS - In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. Among other provisions, SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It also requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for financial statements for fiscal years beginning after July 1, 2000. The Plan Sponsor has not determined what effects, if any, the adoption of SFAS No. 133 will have on the Plan's financial statements.

2.    DESCRIPTION OF THE PLAN

      The Plan is a defined contribution plan sponsored by Interim Services Inc. ("Interim"). Effective April 1, 1997, non-highly compensated employees are eligible for participation under the Plan after completing 90 days of service (previously 1,000 hours and 12 months of service were required). Employees' contributions (made on a pre-tax basis, equal to not less than 1 percent nor more than 15 percent of an employee's compensation) and actual earnings thereon are fully vested and nonforfeitable. Prior to April 1, 1997, employee contributions were limited to 2 percent to 10 percent of pre-tax compensation. Under the previous plan provisions, employer contributions amounts vested on a graduated scale from 2 to 6 years of service, becoming 100% vested at the end of six years or upon death, permanent disability or retirement at age 65. Subsequent to April 1, 1997, employer contributions (at present equal to 25 percent, with the possibility of an additional discretionary match, up to 25 percent paid upon approval by the Board of Directors, of the sum of an employee's compensation reduction on the first 6 percent for the plan year) vest on a graduated scale from 1 to 5 years of service and become 100% vested at the end of five years or upon death, permanent disability or retirement at age 65. Effective January 1, 1992, employee after-tax contributions may no longer be made to the Plan. Any such contributions made prior to such date are fully vested and nonforfeitable. Plan earnings are allocated to individual accounts based on the participant's beginning balance as a percentage of the Plan's total beginning balance. Loans are limited to the lesser of $50,000 or 50% of the participant's vested account balance.

      Plan participants who leave Interim as a result of termination, retirement or permanent disability may elect to receive their entire vested account in a lump-sum, a rollover into another qualified plan, or if the balance exceeds $5,000, the participant may retain their vested balance in the Plan. Contributions will remain in the Plan and continue to earn interest based on the investment fund of the participant's choice until their entitlement is withdrawn or rolled over into another qualified plan. Participants of certain plans, which were merged into the Plan on April 1, 1997, may receive annuity payouts.

      Although Interim has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under ERISA. In the event that the Plan should be terminated, all Plan assets shall be allocated to the participants as described in the full text of the Plan. Effective April 1, 1997, administrative expenses are charged to Plan participant accounts. The plan sponsor directly pays certain audit and legal expenses for the Plan.

      The following investment funds represent the available options which the participants may elect to use:

           T. ROWE PRICE STABLE VALUE FUND - A current income fund investing in guaranteed investment contracts, by insurance companies, bank investment contracts, and synthetic investment contracts.

           T. ROWE PRICE INTERNATIONAL STOCK FUND - A long-term growth fund investing primarily in the common stocks of established, non-U.S. companies.

           T. ROWE PRICE SPECTRUM INCOME FUND - An income fund primarily investing in domestic bond funds and also in two foreign bond funds, but it may allocate up to 25% of assets to a stock fund.

           T. ROWE PRICE DIVIDEND GROWTH FUND - A long-term growth fund investing primarily in dividend-paying common stocks that have favorable prospects for increasing dividends.

           T. ROWE PRICE PERSONAL STRATEGY FUNDS - Growth and income funds investing in a mix of stocks, bonds, and money market securities depending on the overall emphasis towards growth or income.

           T. ROWE PRICE MID-CAP GROWTH FUND - A long-term capital growth fund investing primarily in common stocks of medium-sized (mid-cap) growth companies.

           T. ROWE PRICE SMALL-CAP STOCK FUND - A long-term capital growth fund investing primarily in stocks of small to medium-sized companies.

           T. ROWE PRICE EQUITY INDEX TRUST - A growth fund investing in all 500 stocks the S&P Index comprises in proportion to their respective weighting in the Index.

           INTERIM SERVICES INC. COMMON STOCK - Funds are invested in common stock of Interim Services Inc.

           TRADELINK PLUS - Funds are invested in the common stock of the participant's choice. To utilize this investment option, a participant must have a minimum vested balance of $10,000 and can invest only 50% of their total vested balance in this manner. Any transaction costs to purchase or sell shares under this investment option are paid from the participant's vested account balance. As of December 31, 1998, no participants have elected to participate in this investment option.

      Prior to September 1, 1998, the following funds were available for use by participants:

           FRANKLIN GROWTH FUND - A capital appreciation fund investing in stocks of large established companies.

           MFS RESEARCH FUND A - A long-term growth and income fund investing in stocks of medium-sized companies.

           MASTERWORKS LIFEPATH FUNDS - Balanced funds that seek total returns for participants who will retire around the years 2010, 2020, 2030 and 2040, investing in stocks, bonds and money markets.

           STRONG GOVERNMENT SECURITIES FUND - Current income funds investing in Government bonds.

           WARBURG PINCUS INTERNATIONAL EQUITY FUND - Long-term capital growth fund investing primarily in stocks of foreign companies.

           INVESCO STABLE VALUE FUND - A current income fund designed to preserve principal value investing in a variety of insurance contracts.

           INTERIM UNITIZED FUND - Invests primarily in the common stock of Interim Services Inc. with a small portion maintained in a money market trust.

      Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

3.   BY FUND INFORMATION

     Net additions (deductions) to net assets available for benefits for the year ended December 31, 1998 by fund are as follows:

                                                      MASTERWORKS  MASTERWORKS    MASTERWORKS  MASTERWORKS     STRONG
                             FRANKLIN        MFS       LIFEPATH     LIFEPATH       LIFEPATH      LIFEPATH       GOVT.
                              GROWTH      RESEARCH       2040         2030           2020          2010      SECURITIES
                               FUND        FUND A        FUND         FUND           FUND          FUND         FUND
ADDITIONS:
  Contributions            $  1,790,925  $ 1,397,699   $ 504,688    $ 521,740     $  670,318    $ 294,558    $   366,775
  Dividend income                                          4,788        7,859         57,964        7,416         60,385
  Interest income
  Net appreciation
    (depreciation)               15,118      (321,927)    (99,932)     (71,704)       (16,643)     (18,262)       34,072
                            -----------   -----------   ---------    ---------    -----------    ---------   -----------
           Total additions    1,806,043     1,075,772     409,544      457,895        711,639      283,712       461,232
                            -----------   -----------   ---------    ---------    -----------    ---------   -----------
DEDUCTIONS:
  Distributions              (1,553,324)     (315,157)   (116,027)    (100,350)      (738,537)     (51,944)     (227,769)
  Administrative expenses       (21,182)       (9,996)     (3,251)      (3,134)        (8,993)      (1,735)       (3,789)
                            -----------   -----------   ---------    ---------    -----------    ---------   -----------
           Total deductions  (1,574,506)     (325,153)   (119,278)    (103,484)      (747,530)     (53,679)     (231,558)
                            -----------   -----------   ---------    ---------    -----------    ---------   -----------

TRANSFERS, net              (11,296,876)  (3,597,756)   (932,716)    (886,425)    (5,172,473)    (598,884)    (1,848,751)
                            -----------   -----------   ---------    ---------    -----------    ---------   -----------

NET INCREASE (DECREASE)     (11,065,339)  (2,847,137)   (642,450)    (532,014)    (5,208,364)    (368,851)    (1,619,077)

NET ASSETS AVAILABLE,
  BEGINNING OF YEAR          11,065,339    2,847,137     642,450      532,014      5,208,364      368,851      1,619,077
                            -----------   -----------   ---------    ---------    -----------    ---------   -----------

NET ASSETS AVAILABLE,
   END OF YEAR             $          0  $         0   $       0    $       0     $        0    $        0   $         0
                           ------------  -----------   ---------    ---------     -----------   ---------   ------------
                           ------------  -----------   ---------    ---------     -----------   ---------   ------------

                                                                                     T. ROWE       T. ROWE
                               WARBURG                                 T.ROWE          PRICE        PRICE
                             PINCUS INT'L.   INTERIM      INVESCO       PRICE      INTERNATIONAL  SPECTRUM
                               EQUITY        UNITIZED  STABLE VALUE  STABLE VALUE      STOCK       INCOME
                                FUND           FUND        FUND         FUND           FUND         FUND
ADDITIONS:
  Contributions             $  536,269      $ 589,037   $ 979,400     $ 283,293   $   203,580   $   171,358
  Dividend income                             173,290                    97,130        57,172        69,774
  Interest income                              24,799                     7,881         1,071           787
  Net appreciation
    (depreciation)             (65,512)                  (595,086)                    125,948        33,680
                            ----------      ---------   ---------     ---------   -----------   -----------
           Total additions     470,757        787,126     384,314       388,304       387,771       275,599
                            ----------      ---------   ---------     ---------   -----------   -----------
DEDUCTIONS:
  Distributions               (106,511)      (705,821)   (233,759)     (155,510)      (22,591)      (45,236)
  Administrative expenses       (4,030)        (9,640)     (8,473)       (2,895)       (1,196)       (1,310)
                            ----------      ---------   ---------     ---------   -----------   -----------
           Total deductions   (110,541)      (715,461)   (242,232)     (158,405)      (23,787)      (46,546)
                            ----------      ---------   ---------     ---------   -----------   -----------
TRANSFERS, net              (1,365,775)    (5,173,380) (1,966,044)    4,991,493     1,189,007     1,796,324
                            ----------      ---------   ---------     ---------   -----------   -----------

NET INCREASE (DECREASE)     (1,005,559)    (5,101,715) (1,823,962)    5,221,392     1,552,991     2,025,377
NET ASSETS AVAILABLE,
  BEGINNING OF YEAR          1,005,559      5,101,715   1,823,962             0             0             0
                            ----------      ---------   ---------     ---------   -----------   -----------
NET ASSETS AVAILABLE,
   END OF YEAR              $        0      $       0   $       0    $5,221,392   $ 1,552,991   $ 2,025,377
                            ----------      ---------   ---------     ---------   -----------   -----------
                            ----------      ---------   ---------     ---------   -----------   -----------

                                            T.ROWE      T. ROWE       T. ROWE
                             T. ROWE         PRICE       PRICE         PRICE       T. ROWE    T. ROWE     T. ROWE
                              PRICE        PERSONAL     PERSONAL      PERSONAL      PRICE       PRICE      PRICE
                             DIVIDEND      STRATEGY     STRATEGY      STRATEGY     MID-CAP    SMALL-CAP    EQUITY
                              GROWTH        INCOME      BALANCED       GROWTH       GROWTH      STOCK      INDEX
                               FUND          FUND         FUND          FUND         FUND        FUND      TRUST
ADDITIONS:
  Contributions             $   759,475   $  144,679   $  284,840  $   496,393   $  632,718   $ 28,142   $ 154,126
  Dividend income               420,550       24,565      249,376      118,884      111,866      1,884           3
  Interest income                 4,028          934        1,788          878        2,287         72         325
  Net appreciation
    (depreciation)            1,424,060       53,994      412,988      270,864    1,105,485      6,073      36,875
                           ------------  -----------   ----------  -----------  -----------   --------   ---------
           Total additions    2,608,113      224,172      948,992      887,019    1,852,356     36,171     191,329
                           ------------  -----------   ----------  -----------  -----------   --------   ---------

DEDUCTIONS:
  Distributions                (168,438)     (18,960)     (81,016)     (43,651)     (79,884)
  Administrative expenses        (6,344)        (724)      (2,805)      (2,653)      (3,638)      (150)       (655)
                           ------------  -----------   ----------  -----------  -----------   --------   ---------
           Total deductions    (174,782)     (19,684)     (83,821)     (46,304)     (83,522)      (150)       (655)
                           ------------  -----------   ----------  -----------  -----------   --------   ---------

TRANSFERS, net               10,557,111      832,503    4,908,212    2,094,355    3,614,302     58,409     355,150
                           ------------  -----------   ----------  -----------  -----------   --------   ---------

NET INCREASE (DECREASE)      12,990,442    1,036,991    5,773,383    2,935,070    5,383,136     94,430     545,824

NET ASSETS AVAILABLE,
  BEGINNING OF YEAR                   0            0            0            0            0          0           0
                           ------------  -----------   ----------  -----------  -----------   --------   ---------

NET ASSETS AVAILABLE,
   END OF YEAR             $ 12,990,442  $ 1,036,991  $ 5,773,383  $ 2,935,070  $ 5,383,136   $ 94,430   $ 545,824
                           ------------  -----------  -----------  -----------  -----------   --------   ---------
                           ------------  -----------  -----------  -----------  -----------   --------   ---------

                                INTERIM
                             SERVICES INC.    PARTICIPANT
                                COMMON          LOANS
                                STOCK         RECEIVABLE       OTHER         TOTAL
ADDITIONS:
  Contributions             $     378,545                  $ 1,184,225    $ 12,372,783
  Dividend income                      18                                    1,462,924
  Interest income                   2,849    $  24,771                          72,470
  Net appreciation
    (depreciation)                350,880                                    2,680,971
                            -------------    ---------     -----------    ------------
           Total additions        732,292       24,771       1,184,225      16,589,148
                            -------------    ---------     -----------    ------------

DEDUCTIONS:
  Distributions                   (30,143)     (27,230)                     (4,821,858)
  Administrative expenses          (2,679)                                     (99,272)
                            -------------    ---------                    ------------
           Total deductions       (32,822)    (27,230)                      (4,921,130)
                            -------------    ---------                    ------------

TRANSFERS, net                  1,982,786     457,360            2,068               0
                            -------------    ---------     -----------    ------------

NET INCREASE (DECREASE)         2,682,256     454,901        1,186,293      11,668,018


NET ASSETS AVAILABLE,
  BEGINNING OF YEAR                     0     504,113                0      30,718,581
                            -------------    ---------     -----------    ------------

NET ASSETS AVAILABLE,
   END OF YEAR              $   2,682,256    $ 959,014     $ 1,186,293    $ 42,386,599
                            -------------    ---------     -----------    ------------
                            -------------    ---------     -----------    ------------

4.    PLAN COMMITTEES AND TRUSTEE

      The Plan provides for selection of an Administrative Committee, a Plan Administrator and a Trustee by the Board of Directors of Interim. The Administrative Committee is responsible for the general administration of the Plan, the interpretation of its provisions and is responsible for the reporting and disclosure requirements under ERISA. Effective September 1, 1998, T. Rowe Price was established as Trustee of the Plan and as the Plan's Administrator.

5.    PLAN TAX STATUS

      The Plan intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated July 23, 1996 and a new IRS determination request has been filed. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     * * * * * *

INTERIM SERVICES INC.
401(k) BENEFIT PLAN

ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                                             FAIR
DESCRIPTION                                        SHARES       COST         VALUE
SHARES OF REGISTERED INVESTMENT COMPANIES:
  T. Rowe Price Stable Value Fund*                5,221,392  $ 5,221,392  $ 5,221,392
  T. Rowe Price International Stock Fund*           103,602    1,433,302    1,552,991
  T. Rowe Price Spectrum Income Fund*               176,120    1,993,696    2,025,377
  T. Rowe Price Dividend Growth Fund*               590,206   11,612,410   12,990,442
  T. Rowe Price Personal Strategy Income Fund*       78,146      984,543    1,036,991
  T. Rowe Price Personal Strategy Balanced Fund*    363,106    5,380,248    5,773,383
  T. Rowe Price Personal Strategy Growth Fund*      160,386    2,684,982    2,935,070
  T. Rowe Price Mid-Cap Growth Fund*                157,956    4,323,230    5,383,136
  T. Rowe Price Small-Cap Stock Fund*                 4,542       88,482       94,430
  T. Rowe Price Equity Index Trust*                  17,132      509,114      545,824
                                                             -----------  -----------
Total registered investment companies stock                  $34,231,399  $37,559,036
Interim Services Inc. common stock*                 114,749  $ 2,280,922  $ 2,682,256

PARTICIPANT LOANS RECEIVABLE*                                $   959,014  $   959,014
                                                             -----------  -----------
TOTAL INVESTMENTS                                             37,471,335   41,200,306
                                                             -----------  -----------
                                                             -----------  -----------

Note: Collateral is not applicable as loans represent use of participant's own funds. Defaults are subject to applicable tax and penalties by the Internal Revenue Service. Participant loans receivable are due at various maturity dates and bear interest at the prime rate.

*  Party-in-interest

INTERIM SERVICES INC.
401(k) BENEFIT PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
------------------------------------------------------------------------------
Single transactions or series of transactions, when aggregated, exceeding five percent of beginning net assets available for benefits:

                                                                                 CURRENT
                                                                                 VALUE ON
                                                   NUMBER OF        PURCHASES   TRANSACTION     SALES         SALES        NET GAIN
DESCRIPTION OF ASSETS                          PURCHASES  SALES      AT COST       DATE        PROCEEDS      AT COST         (LOSS)
SINGLE TRANSACTIONS:
  Franklin Growth Fund*                                     1                   $10,760,731   $10,760,731  $ 9,985,076   $ 775,655
  MFS Research Fund A*                                      1                     3,764,465     3,764,465    4,111,094    (346,629)
  Masterworks LifePath Fund 2020*                           1                     5,081,648     5,081,648    4,752,307     329,341
  Strong Government Securities Fund*                        1                     1,743,269     1,743,269    1,689,043      54,226
  Invesco Stable Value Fund*                                1                     4,918,965     4,918,965    4,918,965
  Interim Unitized Fund*                                    1                     1,972,560     1,972,560    2,362,157    (389,597)
  T. Rowe Price Stable Value Fund*                  1              $ 4,919,164    4,919,164
  T. Rowe Price Spectrum Income Fund*               1                1,743,330    1,743,330
  T. Rowe Price Dividend Growth Fund*               1               10,760,730   10,760,730
  T. Rowe Price Personal Strategy Balanced Fund*    1                5,081,647    5,081,647
  T. Rowe Price Personal Strategy Growth Fund*      1                2,274,523    2,274,523
  T. Rowe Price Mid-Cap Growth Fund*                1                3,764,484    3,764,484
  Interim Services Inc. common stock*               1                1,920,318    1,920,318

SERIES OF TRANSACTIONS:
  Franklin Growth Fund*                           144                2,026,176    2,026,176
                                                          136                    13,106,633    13,106,633   11,875,212    1,231,421

  MFS Research Fund A*                            157                1,813,613    1,813,613
                                                          113                     4,338,821     4,338,821   4,543,098      (204,277)

  Masterworks LifePath Fund 2020*                         106                     6,088,397     6,088,397   5,558,489       529,908
  Strong Government Securities Fund*                       91                     2,273,479     2,273,479   2,194,620        78,859
  Warburg International Equity Fund*                       99                     1,567,723     1,567,723   1,872,840      (305,117)
  Invesco Stable Value Fund*                              107                     6,392,305     6,392,305   6,392,305
  Interim Unitized Fund*                                  109                     2,424,291     2,424,291   2,645,689      (221,398)
  T. Rowe Price Stable Value Fund*                 33                5,412,641    5,412,641
  T. Rowe Price Spectrum Income Fund*              31                2,038,544    2,038,544
  T. Rowe Price Dividend Growth Fund*              25               11,889,089   11,889,089
  T. Rowe Price Personal Strategy Balanced Fund*   27                5,609,645    5,609,645
  T. Rowe Price Personal Strategy Growth Fund*     25                2,867,704    2,867,704
  T. Rowe Price Mid-Cap Growth Fund*               32                4,484,645    4,484,645
  Interim Services Inc. common stock*              31                2,351,517    2,351,517

*Party-in-Interest

                                      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of l934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     Interim Services Inc.
                                     401(k) Benefit Plan


                                      /s/   J. B. Smith
                                      -----------------------------------
                                      By:  /s/ J.B. Smith
                                      SECRETARY, ADMINISTRATIVE COMMITTEE